Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 6, 2021 by and among AUTOLUS THERAPEUTICS PLC (registered number 11185179), a public limited company incorporated in England and Wales whose registered office is at The MediaWorks, 191 Wood Lane, London W12 7FP, United Kingdom (the “Company”), and BXLS V – AUTOBAHN L.P. (“Blackstone” or the “Investor”).

RECITALS

A. Concurrently with the execution of this Agreement, the Company is entering into a Collaboration and Financing Agreement with Blackstone (the “Collaboration Agreement”), pursuant to which Blackstone has agreed to provide financing for the continued development of certain collaboration products on the terms set forth therein;

B. In partial consideration of Blackstone’s agreement to provide financing pursuant to the Collaboration Agreement, the Company has agreed to issue and sell to Blackstone certain American Depositary Shares (“ADSs”), each representing one ordinary share, with a nominal value of $0.000042 per share, of the Company (the “Ordinary Shares”) in accordance with the terms and conditions of this Agreement;

C. The Company and the Investor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of by the provisions of Section 4(a)(2) of the 1933 Act (as defined below) as promulgated by the U.S. Securities and Exchange Commission (“SEC”) under the 1933 Act;

D. The Investor wishes to purchase from the Company, and the Company wishes to sell and issue to the Investor, upon the terms and subject to the conditions stated in this Agreement, an aggregate of 17,985,611 ADSs (the “Private Placement ADSs”);

E. The Private Placement ADSs are not registered and will be issued as restricted securities pursuant to that certain deposit agreement, dated as of June 26, 2018 (the “Deposit Agreement”), by and among the Company, Citibank, N.A. as depositary (the “Depositary”), and all Holders and Beneficial Owners of ADSs issued thereunder, as supplemented by that certain letter agreement, dated on or about the date hereof, by and between the Company and the Depositary;

F. The Company shall, following subscription by the Investor of the Private Placement ADSs, deposit, on behalf of the Investor, the Ordinary Shares underlying the Private Placement ADSs (the “Private Placement Shares”) with Citibank, N.A. (London), as custodian for the Depositary (the “Custodian”), which shall issue and deliver the Private Placement ADSs to the Investor; and

G. Contemporaneously with the sale of the Private Placement ADSs, the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights in respect of the Private Placement Shares under the 1933 Act.

References in this Agreement to (1) the Company issuing and selling Private Placement ADSs to the Investor, and similar or analogous expressions, shall be understood to include references to the Company allotting and issuing the new Ordinary Shares underlying those Private Placement ADSs to the Custodian and procuring the issue of ADSs representing such Ordinary Shares by the Depositary or its nominee to the Investor; and (2) the purchase of, or payment for, any Private Placement ADSs, and similar or analogous expressions, shall be understood to refer to the subscription for the Ordinary Shares underlying those ADSs, as well as deposit of the Ordinary Shares for ADSs representing such Ordinary Shares, and the payment of the subscription moneys in respect of such Ordinary Shares.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. For the purposes of this Agreement, in addition to the terms defined above, the following terms shall have the meanings set forth below:

“1933 Act” means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“ADRs” means American Depositary Receipts.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common Control with such Person; provided, that, for the purposes of this Agreement, neither the Investor nor any of its Affiliates shall be deemed to be an Affiliate of the Company or any of its subsidiaries.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City and London are open for the general transaction of business.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company’s Knowledge” means the actual or constructive knowledge of any director or executive officer (as defined in Rule 405 under the 1933 Act) of the Company.

“Companies Act” means the UK Companies Act 2006.

“Control” (including the terms “controlling,” “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“EDGAR System” has the meaning set forth in Section 4.8.

“EU MAR” means the EU Market Abuse Regulation (EU) No. 596/2014.

“FSMA” means the UK Financial Services and Markets Act 2000.

“GAAP” has the meaning set forth in Section 4.15.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Investor Questionnaire” means the Investor Questionnaire substantially in the form attached hereto as Exhibit B.

“Material Adverse Effect” means any material adverse change or effect, or any development involving a prospective material adverse change or effect, in or affecting (i) the properties, assets, liabilities, operations, results of operations, prospects, condition (financial or otherwise) or business of the Company and its subsidiaries taken as a whole, (ii) the legality or enforceability of the Transaction Documents or (iii) the ability of the Company to perform its obligations under the Transaction Documents.

“Material Contract” means any contract, instrument or other agreement to which the Company is a party or by which it is bound that has been filed or was required to have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

“Nasdaq” means the Nasdaq Global Select Market.

“Ordinary Share Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including those represented by ADSs, or, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that are at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Press Release” has the meaning set forth in Section 11.7.

“Prospectus Regulation” means Regulation (EU) 2017/1129.

“SEC Filings” has the meaning set forth in Section 4.7.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include the location and/or reservation of borrowable Ordinary Shares or ADSs).

“Trading Day” means a day on which the ADSs are listed or quoted and traded on Nasdaq

“Trading Market” means the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTC Bulletin Board on which the ADSs are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement and the Registration Rights Agreement.

“UK MAR” means the Market Abuse Regulation (EU) No. 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act.

“UK Prospectus Regulation” means the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

2. Purchase and Sale of the Private Placement ADSs. Subject to the terms and conditions of this Agreement, at the Closing, the Company shall issue and sell, and the Investor shall purchase from the Company, 17,985,611 Private Placement ADSs, for an aggregate purchase price of $100,000,000 (the “Aggregate Purchase Price”).

3. Closing.

3.1. Upon the satisfaction of the conditions set forth in Sections 6.1 and 6.2 (other than those conditions that by their nature will be satisfied at the Closing, but subject to the satisfaction (or waiver as provided herein) of such conditions), the completion of the purchase and sale of the Private Placement ADSs (the “Closing”) shall occur remotely via exchange of documents and signatures at a time (the “Closing Date”) to be agreed to by the Company and the Investor but (i) in no event earlier than the second Business Day after the date hereof and (ii) in no event later than the fifth Business Day after the date hereof, or at such other time, date and location as the Company and the Investor may mutually agree in writing.

3.2. At the Closing, the Investor shall deliver or cause to be delivered to the Company the Aggregate Purchase Price in cash, U.S. dollars, via wire transfer of immediately available funds pursuant to the wire instructions delivered to the Investor by the Company not less than two (2) Business Days before the Closing Date.

3.3. At the Closing, the Company shall deliver the Private Placement Shares to the Custodian and shall deliver or cause to be delivered the Private Placement ADSs to the Investor (or its nominee in accordance with its delivery instructions). The Private Placement ADSs shall be delivered via a book-entry record through the Depositary. Unless the Company and the Investor otherwise mutually agree with respect to the Private Placement ADSs, at Closing, settlement shall occur on a “free delivery” basis.

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that, except as described in the Company’s SEC Filings filed since January 1, 2021 and prior to the date hereof (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any such filings or any filings furnished to the SEC), which qualify these representations and warranties in their entirety:

4.1. Organization, Good Standing and Qualification. The Company and each of its subsidiaries has been duly incorporated or organized (as applicable) and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable (or the jurisdictional equivalent, if any). The Company and each of its subsidiaries has been duly qualified as a foreign corporation to do business in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such qualification, and has the requisite power and authority necessary to own or hold its properties and to conduct the businesses as described in the SEC Filings except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of clarity, the Company hereby clarifies that Autolus Inc. is not a “significant subsidiary” (as defined in Rule 405 under the 1933 Act).

4.2. Authorization. The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, (iii) the authorization, issuance (or reservation for issuance) and delivery of the Private Placement ADSs and (iv) the allotment and issue of the Private Placement Shares. The Transaction Documents have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

4.3. Capitalization. The issued and outstanding share capital of the Company as set forth in its most recent SEC Filing was accurate in all material respects as of the date indicated therein in such SEC Filing. All of the issued share capital of the Company has been duly and validly authorized and issued and is fully paid and not subject to any call for the payment of further capital and conforms to the description of the Ordinary Shares contained in the Company’s most recent SEC Filing.

4.4. Valid Issuance. The Private Placement ADSs have been duly authorized and, when issued and delivered against payment therefor pursuant to this Agreement, will be validly issued, fully paid, and not subject to any call for the payment of further capital and will be free of any liens, encumbrances, preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Private Placement ADSs, except for restrictions on transfer imposed by applicable securities laws or set forth in the Transaction Documents, and the Private Placement ADSs, will rank equally in all respects with the existing ADSs. The Private Placement Shares may be freely deposited by the Company with the Depositary or its nominee against issuance of the Private Placement ADSs evidencing such Ordinary Shares, as contemplated by the Deposit Agreement. The Private Placement Shares to be issued underlying the Private Placement ADSs have been duly and validly authorized for allotment, issuance and sale (including pursuant to section 551 of the Companies Act), and, when allotted and issued and delivered by the Company against payment therefor pursuant to this Agreement, will be validly allotted and issued and fully paid, and will not be subject to any call for further payment of capital and shall be free and clear of all pledges, liens, security interests, charges, claims, encumbrances and restrictions (other than those created by the Investor), except for restrictions on transfer imposed by applicable securities laws or set forth in the Transaction Documents. The allotment, issuance and sale of the Private Placement Shares is not subject to any pre-emption rights (save to the extent validly disapplied), rights of first refusal or other similar rights to subscribe for or purchase such shares (including those provided by section 561(1) of the Companies Act, in relation to which section the directors of the Company have been validly empowered under section 570 of the Companies Act to allot such shares as if section 561 did not apply). The Private Placement Shares will rank equally in all respects with the existing issued Ordinary Shares.

4.5. Consents. The execution, delivery and performance by the Company of the Transaction Documents and the consummation of the transactions contemplated hereby, including the offer, issuance and sale of the Private Placement ADSs and the issue of the Private Placement Shares require no notice, consent or waiver of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than (a) filings made pursuant to applicable securities laws, (b) post-sale filings pursuant to applicable state and federal securities laws, (c) filings made to the Registrar of Companies in the United Kingdom with respect to the allotment and issue of the Private Placement Shares, and (d) filing of the registration statement required to be filed by the Registration Rights Agreement, each of which the Company has filed or undertakes to file within the applicable time. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

4.6. No Material Adverse Change. Since September 30, 2020, there has not been:

(i) any change in the consolidated assets, liabilities, financial condition, business, or operating results of the Company from that reflected in the financial statements included in the Company’s interim report for the nine months ended September 30, 2021 filed with the SEC on November 3, 2021, except for changes in the ordinary course of business which have not had, and could not reasonably be expected to have, a Material Adverse Effect, individually or in the aggregate;

(ii) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted);

(iii) any material change to any Material Contract or arrangement by which the Company is bound or to which any of its assets or properties is subject;

(iv) any material transaction entered into by the Company other than in the ordinary course of business;

(v) any declaration or payment of a dividend or distribution of cash or other property by the Company or any of its subsidiaries to any of its shareholders or equityholders or purchased, redeemed or made any agreements to purchase or redeem any shares in the capital of the Company;

(vi) any change or alteration in the method of accounting or the manner in which the Company or any of its subsidiaries keeps its accounting books and records that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

(vii) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

4.7. SEC Filings. The Company has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by the Company under the 1933 Act and the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, for the one-year period preceding the date hereof (collectively, the “SEC Filings”). At the time of filing or furnishing thereof, the SEC Filings complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the SEC Filings. None of the SEC Filings is the subject of an ongoing SEC review.

4.8. No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Private Placement ADSs and the issuance of the Private Placement Shares, in each case in accordance with the provisions thereof, will not, except (solely in the case of clauses (i)(b) and (ii)) for such violations, conflicts or defaults as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under, the Company’s Articles of Association, as in effect on the date hereof (a true and complete copy of which has been made available to the Investor through the Electronic Data Gathering, Analysis, and Retrieval system (the “EDGAR System”)), or (b) assuming the accuracy of the representations and warranties of the Investor in Section 5, any applicable statute, rule, regulation or order of any governmental agency or body or stock exchange or any court, domestic or foreign, having jurisdiction over the Company or its subsidiaries, or any of their assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or its subsidiaries or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract.

4.9. The Company is not (i) in violation of its articles of association or other applicable constitutional document, (ii) in violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its properties, or (iii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, in the case of the foregoing clauses (ii) and (iii), for such violations or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.10. Tax Matters. The Company and its subsidiaries (i) have paid all U.S. federal, state, local and non-U.S. taxes and have filed all tax returns required to be paid or filed through the date hereof or have duly and properly requested and obtained extensions thereof; and (ii) do not have any tax deficiency that has been, or could reasonably be expected to be, determined adversely to the Company or its subsidiaries, except as in each of the cases described in clauses (i) and (ii) above (A) are being contested in good faith and for which reserves in accordance with GAAP or other applicable accounting principals have been made or (B) would not, singly or in the aggregate, result in a Material Adverse Effect.

4.11. Legal Proceedings. There are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party, which if determined adversely to the Company or any of its subsidiaries, as applicable, would individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and, to the Company’s Knowledge, no such proceedings are threatened or contemplated by any Governmental Authority or others. Except as disclosed in the SEC Filings, there are no outstanding governmental orders and no unsatisfied judgments, penalties or awards against or affecting the Company, its subsidiaries or any of its properties or assets.

4.12. Financial Statements.

(a) The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, subject in the case of unaudited financial statements to normal, immaterial year-end audit adjustments, and such condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited condensed consolidated financial statements may not contain all footnotes required by GAAP). Except as set forth in the condensed consolidated financial statements of the Company included in the SEC Filings filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

(b) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act), that (i) complies with applicable requirements of the 1934 Act, (ii) has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and (iii) is sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

4.13. Compliance with Exchange Listings. To the Company’s Knowledge, the Company is in compliance with all applicable listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) applicable to the Company. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the ADSs on Nasdaq and the Company has not received any notice of the delisting of the ADSs from Nasdaq.

4.14. Employee Matters. No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company, exists or, to the knowledge of the Company, is threatened or imminent.

4.15. Environmental Matters. Except as described in the SEC Filings or as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental authority, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

4.16. Brokers and Finders. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company or any of its subsidiaries for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by the Transaction Documents.

4.17. No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D promulgated under the 1933 Act) in connection with the offer or sale of any of the Private Placement ADSs. The Company has offered the Purchased ADSs for sale only to the Investor.

4.18. No Integrated Offering. Assuming the accuracy of the representations and warranties of the Investor set forth in Section 5, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) and Regulation D for the exemption from registration for the transactions contemplated hereby or would require registration of the Private Placement ADSs or Private Placement Shares under the 1933 Act.

4.19. Private Placement. Assuming the accuracy of the representations and warranties of the Investor set forth in Section 5, the offer and sale of the Private Placement ADSs to the Investor as contemplated hereby is exempt from the registration requirements of the 1933 Act and will not require the publication of a prospectus by the Company under FSMA and the UK Prospectus Regulation. The issuance and sale of the Private Placement ADSs does not contravene the rules and regulations of Nasdaq.

4.20. Foreign Corrupt Practices. None of the Company or any of its subsidiaries nor, to Company’s Knowledge, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) made, offered, promised or authorized any unlawful contribution, gift, entertainment or other unlawful expense (or taken any act in furtherance thereof); (ii) made, offered, promised or authorized any direct or indirect unlawful payment; or (iii) violated or is in violation of any provision of the Bribery Act 2010 of the United Kingdom, the Foreign Corrupt Practices Act of 1977, or any other applicable anti-bribery or anti-corruption law.

4.21. Office of Foreign Assets Control. Neither the Company nor any subsidiary nor, to the Company’s Knowledge, any director, manager, officer, agent, employee or Affiliate of the Company or any of its subsidiaries is, or is acting under the direction of, on behalf of or for the benefit of a Person that is, or is owned or controlled by a Person that is, currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC).

4.22. Money Laundering. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements to which they are subject of the money laundering statutes, and the rules and regulations thereunder and any related or similar rules, of all applicable jurisdictions, and regulations or guidelines issued, administered or enforced by any governmental agency applicable to the Company, including, but not limited to, (i) the Bank Secrecy Act of 1970, as amended by the USA PATRIOT ACT of 2001, and the rules and regulations promulgated thereunder, (ii) the United Kingdom Money Laundering, Terrorist Financing and Transfer of Funds Regulations 2017 and (iii) the Currency and Foreign Transactions Reporting Act of 1970, as amended (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s Knowledge, threatened.

4.23. Disclosure Controls. The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-14 and 15d-15 under the 1934 Act) that are designed to comply with the requirements of the 1934 Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and the Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the 1934 Act and such disclosure controls and procedures are effective.

4.24. Sarbanes-Oxley. The Company is in compliance with all of the provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it.

4.25. Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.26. Manipulation of Price. The Company has not taken, and, to the Company’s Knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause to or that has constituted or which would reasonably be expected to cause or to result in the stabilization or manipulation of the price of the Private Placement ADSs.

4.27. Acknowledgement Regarding Investor’s Purchase of the ADSs. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to the transactions contemplated in the Agreement, including, but not limited to, the issuance of the Private Placement ADSs and the issuance of the Private Placement Shares. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary to the Company (or in any similar capacity) with respect to the Agreement and any advice given by the Investor or any of its representatives or agents in connection with the Agreement and the transactions contemplated herein is merely incidental to the Investor’s purchase of the Private Placement ADSs.

4.28. Reliance. The Company has a reasonable basis for making each of the representations set forth in this Section 4. The Company acknowledges that the Investor is relying upon the accuracy and truthfulness of the foregoing representations made by the Company hereunder and hereby consents to such reliance.

4.29. No Preemptive Rights. The issuance of the Private Placement Shares is not subject to any preemptive or similar rights, except for such rights that have been complied with or effectively disapplied or waived prior to the date hereof.

4.30. Intellectual Property.

(a) The Company and its subsidiaries own or have valid, binding and enforceable licenses or other rights under the patents and patent applications, copyrights, trademarks, trademark registrations, service marks, service mark registrations, trade names, service names and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and all other technology and intellectual property rights necessary for, or used in the conduct, or the proposed conduct, of the business of the Company and its subsidiaries in the manner contemplated by the Collaboration Agreement or described by the Company in its SEC Filings or other public disclosures (collectively, the “Company Intellectual Property”), and the Company and its subsidiaries own or have valid, binding and enforceable licenses or other rights to practice such Company Intellectual Property; the intellectual property owned by the Company or any of its subsidiaries is free and clear of all material liens and encumbrances; to the knowledge of the Company, the patents, trademarks and copyrights owned or licensed by the Company or any of its subsidiaries are valid, enforceable and subsisting; the Company and its subsidiaries have complied with the terms of each agreement pursuant to which intellectual property has been licensed to the Company or any subsidiary, and all such agreements are in full force and effect. Other than as contemplated by the Collaboration Agreement or described by the Company in its SEC Filings or other public disclosures, (i) neither the Company nor any of its subsidiaries is obligated to pay a material royalty, grant a license or provide other material consideration to any third party in connection with the Company Intellectual Property, (ii) no action, suit, claim or other proceeding is pending, or, to the knowledge of the Company, is threatened, alleging that the Company or any of its subsidiaries is infringing, misappropriating, diluting or otherwise violating any rights of others with respect to any of the Company’s or any of its subsidiaries’ product candidates, processes or intellectual property, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim, (iii) to the knowledge of the Company, and as would not reasonably be expected, singly or in the aggregate, to have a material adverse effect on the Company, no third party which is not the U.S. Patent and Trademark Office (“USPTO”) or any foreign governmental administrative agency acting in the ordinary course of ex parte patent prosecution is challenging in writing the validity, enforceability, ownership or use of any of the patents or patent applications owned by or licensed to the Company, and other than ongoing ordinary course, ex parte patent prosecution proceedings, to the Company’s knowledge, there are no legal proceedings pending or threatened in writing relating to validity, enforceability, scope, registration, or ownership of any of the patents or patent applications owned by or licensed to the Company, (iv) to the knowledge of the Company, neither the Company nor any of its subsidiaries has received notice of any claim of infringement, misappropriation or conflict with any asserted rights of others with respect to any of the Company’s or any of its subsidiaries’ product candidates, technology, processes or Company Intellectual Property, (v) to the knowledge of the Company, the development, manufacture, sale, and any currently proposed use of any of the product candidates or processes of the Company or any of its subsidiaries referred to in the Collaboration Agreement or described by the Company in its SEC Filings or other public disclosures do not currently, and will not upon commercialization, to the knowledge of the Company, infringe any right or valid issued patent claim of any third party, (vi) no third party has any ownership right in or to any Company Intellectual Property that is owned by the Company or any of its subsidiaries, and, to the knowledge of the Company, no third party has any ownership right in or to any Company Intellectual Property licensed to the Company or any of its subsidiaries, other than any licensor to the Company or such subsidiary of such Company Intellectual Property, (vii) the Company and its subsidiaries have taken reasonable measures to protect their confidential information and trade secrets and to maintain and safeguard the Company Intellectual Property, including the execution of appropriate nondisclosure and confidentiality agreements, (viii) to the knowledge of the Company, no employee, consultant or independent contractor of the Company or any of its subsidiaries is in violation in any material respect of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer or independent contractor where the basis of such violation relates to such employee’s employment or independent contractor’s engagement with the Company or any of its subsidiaries or actions undertaken while employed or engaged with the Company of any of its subsidiaries, and (ix) to the knowledge of the Company, there is no infringement by third parties of any Company Intellectual Property.

(b) All patents and patent applications owned by or licensed to the Company or any of its subsidiaries have, to the knowledge of the Company, been duly and properly filed and maintained and prosecuted in compliance with applicable laws, including the duty of candor and good faith under 37 C.F.R. 1.56; the Company is not aware of any facts required to be disclosed to the USPTO that were not disclosed and which could form the basis of a finding of invalidity with respect to any patents that have issued.

5. Representations and Warranties of the Investor. The Investor represents and warrants to the Company that:

5.1. Organization and Existence. The Investor is a duly incorporated or organized and validly existing corporation, limited partnership, limited liability company or other legal entity, has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Private Placement ADSs pursuant to this Agreement, and is in good standing under the laws of the jurisdiction of its incorporation or organization.

5.2. Authorization. The execution, delivery and performance by the Investor of the Transaction Documents to which the Investor is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally, and general principles of equity.

5.3. Purchase Entirely for Own Account. The Private Placement ADSs to be received by the Investor hereunder will be acquired for the Investor’s own account, not as nominee or agent, for the purpose of investment and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such Private Placement ADSs in compliance with applicable federal and state securities laws. The Private Placement ADSs are being purchased by the Investor in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Private Placement ADSs for any period of time. The Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.4. Investment Experience. The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Private Placement ADSs and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5. Qualified Investor.

(a) If the Investor is a person in a member state of the European Economic Area, such investor is a “qualified investor” as defined in the Prospectus Regulation.

(b) If the Investor is a person in the United Kingdom, such investor is a “qualified investor” as defined in the UK Prospectus Regulation who (i) has professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and/or (ii) is a high net worth body corporate, unincorporated association and partnership and trustee of high value trusts as described in Article 49(2)(a) to (d) of the Order.

5.6. Disclosure of Information. The Investor has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Private Placement ADSs, and has conducted and completed its own independent due diligence. The Investor acknowledges that copies of the SEC Filings are available on the EDGAR System. Based on the information the Investor has deemed appropriate, it has independently (or together with its investment adviser) made its own analysis and decision to enter into the Transaction Documents. The Investor is relying exclusively on its own investment analysis and due diligence (and/or that of its investment adviser) (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Private Placement ADSs and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Neither such inquiries nor any other due diligence investigation conducted by the Investor (or its investment adviser) shall modify, limit or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

5.7. Restricted Securities. The Investor understands that the Private Placement ADSs are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances. The Investor understands that such Private Placement Shares underlying the Private Placement ADSs shall not be deposited in any depositary facility established or maintained by a depositary bank unless it is a restricted depositary facility.

5.8. Legends. It is understood that, except as provided below, the Private Placement ADSs may bear the following or any similar legend:

(a) “THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, OR (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 OR ANY OTHER EXEMPTION UNDER THE SECURITIES ACT OR OF ANY EXEMPTIONS UNDER APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES FOR THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER OF THE AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES BY THE HOLDER. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SECURITIES REPRESENTED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE SECURITIES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK. THE HOLDER, BY ITS ACCEPTANCE OF SECURITIES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.”

(b) If required by the authorities of any state, the legend required by such state authority.

5.9. Accredited Investor. The Investor is (a) an “accredited investor” within the meaning of Rule 501 under the 1933 Act and has executed and delivered to the Company a questionnaire in substantially the form attached hereto as Exhibit A (the “Investor Questionnaire”), which the Investor represents and warrants is true, correct and complete. The Investor is (b) a sophisticated institutional investor with sufficient knowledge and experience in investing in private equity transactions to properly evaluate the risks and merits of its purchase of the Private Placement ADSs. The Investor has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Private Placement ADSs and participation in the transactions contemplated by the Transaction Documents (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to the Investor, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under any law, rule, regulation, agreement or other obligation by which the Investor is bound and (v) are a fit, proper and suitable investment for the Investor, notwithstanding the substantial risks inherent in investing in or holding the Private Placement ADSs.

5.10. Independent Investment Decision. The Investor understands that nothing in the Transaction Documents or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Private Placement ADSs constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in their sole discretion, has deemed necessary or appropriate in connection with its purchase of the Private Placement ADSs.

5.11. UK Securities Requirements. The Investor has complied and will comply with all applicable provisions of FSMA and the UK Financial Services Act 2012 with respect to anything done by the Investor in relation to the Private Placement ADSs in, from or otherwise involving the United Kingdom.

5.12. Compliance with Laws. The Investor is authorized and entitled to acquire the Private Placement ADSs under the laws of all relevant jurisdictions that apply to it, has complied and will comply in all material respects with all such laws relating to the acquisition of the Private Placement ADSs (including, where applicable, EU MAR, UK MAR, the UK Criminal Justice Act 1993, the UK Proceeds of Crime Act 2002, the Terrorism Act 2000, the UK Terrorism Act 2006, the Money Laundering Regulations 2007 and the UK Money Laundering, Terrorist Financing and Transfer of Funds (Information on Payer) Regulations 2017 and any related or similar rules, regulations or guidelines administered or enforced by any governmental agency having jurisdiction in respect thereof) and has obtained all applicable consents which may be required in relation to the acquisition of the Private Placement ADSs.

5.13. No General Solicitation. The Investor did not learn of the investment in the Private Placement ADSs as a result of any general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, website, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which the Investor was invited by any of the foregoing means of communications.

5.14. Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or the Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of Investor.

5.15. Short Sales and Confidentiality Prior to the Date Hereof. Other than consummating the transactions contemplated hereunder, the Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Investor was first contacted by the Company or any other Person regarding the transactions contemplated hereby and ending immediately prior to the date hereof. Notwithstanding the foregoing, in the case of the Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Private Placement ADSs. Other than to other Persons party to this Agreement and other than to such Person’s affiliate or outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, regulatory or administrative tasks and services and other than as may be required by law or regulation, the Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude or prohibit any actions, with respect to the identification of, the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5.16. No Government Recommendation or Approval. The Investor understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Private Placement ADSs.

5.17. No Intent to Effect a Change of Control. The Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

5.18. Residency. The Investor’s office in which its investment decision with respect to the Private Placement ADSs was made is located at the address immediately below the Investor’s name on its signature page hereto.

5.19. No Conflicts. The execution, delivery and performance by Investor of the Transaction Documents and the consummation by the Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Investor to perform its obligations hereunder.

5.20. No “Bad Actor” Disqualification. The Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the 1933 Act, and the Investor’s responses in the questionnaire delivered to the Company by the Investor related to qualification under Rule 506(d)(1) remain true and correct as of the date hereof.

6. Conditions to Closing.

6.1. Conditions to the Investor’s Obligations. The obligation of the Investor to purchase the Private Placement ADSs at the Closing is subject to the fulfillment to the Investor’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by the Investor with the agreement of the Company:

(a) The representations and warranties made by the Company in Section 4 hereof shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(b) The Company shall have performed or complied with in all material respects all obligations and covenants herein required by it on or prior to the Closing.

(c) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Private Placement ADSs, all of which shall be in full force and effect.

(d) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any Governmental Authority, shall have been issued, and no action or proceeding shall have been instituted by any Governmental Authority, enjoining or preventing the consummation of the transactions contemplated by this Agreement.

(e) The Investor shall have received opinions from Cooley LLP and Cooley (UK) LLP, the Company’s counsel, dated as of the Closing Date, in form and substance reasonably acceptable to the Investor and addressing such legal matters as the Investor and the Company reasonably agree.

(f) There shall have been no Material Adverse Effect with respect to the Company since the date hereof.

(g) No stop order or suspension of trading of the ADSs shall have been imposed by Nasdaq or the SEC.

(h) The Company shall have delivered a certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Subsections (a), (b), (c) and (d) of this Section 6.1.

(i) The Company shall have executed and delivered the Registration Rights Agreement.

6.2. Conditions to Obligations of the Company. The Company’s obligation to sell and issue the Private Placement ADSs at the Closing to the Investor is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) The representations and warranties made by the Investor in Section 5 hereof shall be true and correct as of the date hereof, and shall be true and correct as of the Closing Date with the same force and effect as if they had been made on and as of such date. The Investor shall have performed in all material respects all obligations and covenants herein required to be performed by the Investor on or prior to the Closing Date.

(b) The Investor shall have performed or complied with in all material respects all obligations and covenants herein required to be performed by the Investor on or prior to the Closing.

(c) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any Governmental Authority, shall have been issued, and no action or proceeding shall have been instituted by any Governmental Authority, enjoining or preventing the consummation of the transactions contemplated by this Agreement.

(d) The Collaboration Agreement shall have been entered into by the Company and Blackstone and shall be in full force and effect.

(e) The Investor shall have executed and delivered the Investor Questionnaire and the Registration Rights Agreement.

(f) The Investor shall have paid in full the Aggregate Purchase Price for the Private Placement ADSs to the Company.

6.3. Termination of Obligations to Effect Closing; Effects.

(a) The obligations of the Company, on the one hand, and the Investor, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and the Investor prior to the Closing;

(ii) By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(iii) By the Investor if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by the Investor; or

(iv) By either the Company or the Investor if the Closing has not occurred on or prior to the fifth Trading Day following the date of this Agreement;

provided, however, that, except in the case of clauses (ii) and (iii) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in the Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

(b) In the event of termination by the Company or the Investor of its obligations to effect the Closing pursuant to this Section 6.3, written notice thereof shall be given to the other party. Nothing in this Section 6.3 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Documents or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Documents.

7. Covenants and Agreements of the Company.

7.1. No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investor under the Transaction Documents or the Collaboration Agreement.

7.2. Nasdaq Listing. The Company will use commercially reasonable efforts to continue the listing and trading of the ADSs on Nasdaq and, in accordance therewith, will use reasonable best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of Nasdaq.

7.3. Reporting Status. The Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

7.4. Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of the Private Placement ADSs by the Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable ADSs and upon compliance by the Investor with the requirements of the Transaction Documents, if requested by the Investor, the Company shall use commercially reasonable efforts to cause the Depositary to remove any restrictive legends related to the book entry account holding such ADSs and make a new, unlegended entry for such book entry ADSs sold or disposed of without restrictive legends, provided that the Company and the Depositary have timely received from the Investor customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith.

(b) Subject to receipt from the Investor by the Company and the Depositary of customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith, upon the earliest of such time as the Private Placement ADSs (i) have been sold pursuant to Rule 144 or (ii) are eligible for resale under Rule 144(b)(1) or any successor provision, the Company shall, in accordance with the provisions of this Section 7.4(b), (A) deliver to the Depositary irrevocable instructions that the

Depositary shall make a new, unlegended entry for such book entry ADSs, and (B) cause its counsel, subject to receipt by such counsel of such customary representations and other documentation reasonably requested by such counsel, to deliver to the Depositary one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if required by the Depositary to effect the removal of the legend in accordance with the provisions of the Transaction Documents. ADSs subject to legend removal hereunder may be transmitted by the Depositary to the Investor by crediting the account of the Investor’s prime broker with the DTC System as directed by the Investor. The Company shall be responsible for the fees of the Depositary for which it is responsible in accordance with the Deposit Agreement and all DTC fees associated with such issuance.

(c) Subject to the restrictions on dispositions pursuant to Section 9 of this Agreement, the Investor agrees with the Company (i) that the Investor will sell any Private Placement ADSs pursuant to either the registration requirements of the 1933 Act or in compliance with an exemption from the registration requirements of the 1933 Act.

7.5. Fees and Stamp Taxes. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by the Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to placement agents as the Company may engage in connection with the transactions contemplated by the Transaction Documents. The Company shall pay to the Investor any stamp duty or stamp duty reserve tax required to be paid in the United Kingdom by the Investor in connection with the issuance of the Private Placement ADSs to the Investor in accordance with the terms of this Agreement.

7.6. Use of Proceeds. The net proceeds of the sale of the Private Placement ADSs hereunder shall be used by the Company to develop its clinical pipeline of product candidates, as well as for working capital and other general corporate purposes.

8. Short Sales and Confidentiality After the Date Hereof. The Investor covenants that neither it nor any Affiliates acting on its behalf or pursuant to any understanding with it will execute any Short Sales during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by the Transaction Documents are first publicly announced or (ii) this Agreement is terminated in full. The Investor covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company, the Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Person’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, regulatory or administrative tasks and services, and other than as may be required by law or regulation. The Investor understands and acknowledges that the SEC currently takes the position that coverage of Short Sales “against the box” prior to effectiveness of a resale registration statement with securities included in such registration statement would be a violation of Section 5 of the 1933 Act, as set forth in Item 239.10 of the Securities Act Rules Compliance and Disclosure Interpretations compiled by the Office of Chief Counsel, Division of Corporation Finance.

9. Restrictions on Dispositions.

9.1. Certain Tender Offers. Notwithstanding any other provision of this Section 9, this Section 9 shall not prohibit or restrict any Disposition of ADSs, Ordinary Shares and/or Ordinary Share Equivalents by the Investor or any of its Affiliates into (a) a tender offer by a Third Party which is not opposed by the Company’s Board of Directors (but only after the Company’s filing of a press release or other public notice with the SEC disclosing the recommendation of the Company’s Board of Directors with respect to such tender offer), (b) an issuer tender offer by the Company, (c) in connection with either: (i) the acceptance of a general offer for more than 50% of the ordinary share capital of the Company (or any part of it) or (ii) the provision of an irrevocable undertaking to accept an offer referred to in clause (i) above, (d) in connection with (i) any compromise or arrangement under Part 26 of the Companies Act providing for the acquisition by any person (or group of persons acting in concert) of more than 50% of the Ordinary Shares in issue and which compromise or arrangement is recommended by the Company’s Board of Directors, agreed by the requisite majorities of the members of the Company and sanctioned by the U.K. High Court; or (ii) the provision of an irrevocable undertaking to vote in favor of a compromise or arrangement referred to in clause (i) above, or (e) pursuant to any sale, transfer or arrangement under section 110 of the United Kingdom Insolvency Act 1986 in relation to the Company.

9.2. Insider Trading. In addition to the restrictions in the Transaction Documents on the Disposition of ADSs, Ordinary Shares and Ordinary Share Equivalents of the Company, the Investor hereby acknowledges that it is aware that the United States and other applicable securities laws prohibit any person who has material, non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company or from communicating such information to any other person, including under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

9.3. Standstill. The Investor hereby agrees that, for a period of six months from the date hereof, unless specifically invited in writing by the Company to do so, neither the Investor nor any of its Affiliates will, or will cause or knowingly permit any of its or their directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives to, in any manner, directly or indirectly:

(a) effect or seek, initiate, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way advise or, assist any other person to effect or seek, initiate, offer or propose (whether publicly or otherwise) to effect or cause or participate in, any acquisition of any securities (or beneficial ownership thereof) or assets of the Company; any tender or exchange offer, merger, consolidation or other business combination involving the Company; any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; or any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) or consents to vote any voting securities of the Company;

(b) form, join or in any way participate in a “group” (as defined under the 1934 Act, hereafter a “Group”) with respect to any securities of the Company;

(c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company;

(d) take any action which could reasonably be expected to force the Company to make a public announcement regarding any of the types of matters set forth in this Section 9; or

(e) enter into any agreements, discussions or arrangements with any third party with respect to any of the foregoing.

9.4. Notwithstanding the foregoing in Section 9.3, the Company hereby agrees that the provisions of this Section 9 shall not apply to the following:

(a) the purchase by the Investor and/or its Affiliates after the date hereof (and not pursuant to this Agreement) of up to an aggregate number of Ordinary Shares (or ADSs representing Ordinary Shares) that does not exceed 10% of the number of Ordinary Shares then issued and outstanding;

(b) the exercise by the Investor and/or its Affiliates, if applicable, of any voting rights available to Company stockholders generally pursuant to any transaction described in Section 9.3 above, provided that the Investor has not then either directly, indirectly, or as a member of a Group made, effected, initiated or caused such transaction to occur or otherwise violated this Section 9.4;

(c) the exercise by the Investor and/or its Affiliates, if applicable, of any voting rights generally available to it or them as non-Affiliate security holders of a third party that is a participant in an action or transaction described in Section 9.3 above, provided that the Investor has not then either directly, indirectly, or as a member of a Group made, effected, initiated or caused such action or transaction to occur or otherwise violated this Section 9.4;

(d) the ordinary course of business of the Investor or any of its Affiliates or their directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives;

(e) any activity by the Investor after the Company has made any public announcement of its intent to solicit or engage in any transaction which would result in a Company Sale; and

(f) making any communication to Company executive management on a confidential basis solely that the Investor would be interested in engaging in discussions with the Company that could result in a negotiated transaction described in Section 9.3(a) so long as the Investor does not propose any such transaction or discuss or refer to potential terms thereof without the Company’s prior consent.

9.5. Notwithstanding the foregoing in Section 9.3, the restrictions set forth in Section 9.3 shall terminate and be of no further force and effect if (i) the Company enters into a definitive agreement with respect to, or publicly announces that it plans to enter into, a transaction involving more than 50% of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise), or (ii) any Person or group publicly announces or commences a tender or exchange offer to acquire more than 50% of the Company’s equity securities.

10. Survival and Indemnification.

10.1. Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for the applicable statute of limitations.

10.2. Indemnification. The Company agrees to indemnify and hold harmless the Investor and its Affiliates, and their respective directors, officers, representatives, trustees, members, managers, employees, investment advisers and agents, each Person who controls the Investor (within the meaning of Section 15 of the 1933 Act and Section 20 of the 1934 Act) (collectively, the “Indemnified Parties”), from and against any and all losses, claims, damages, liabilities, and expenses (including, without limitation, reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (excluding liabilities for transfer, stamp duty, stamp duty reserve or similar taxes other than to the extent set forth in Section 7.5) (collectively, “Losses”) to which such Indemnified Party may become subject as a result of any (i) inaccuracy, violation or breach of any of the Company’s representations or warranties made in the Transaction Documents; or (ii) any breach or failure to perform by the Company of any of its covenants and obligations contained herein, and will reimburse any such Indemnified Party for all such amounts as they are incurred by such Indemnified Party, except to the extent such Losses resulted from such Indemnified Party’s gross negligence, fraud or willful misconduct or to the extent such Losses are attributable to an Investor’s breach of a representation, warranty, covenant or agreement made by or to be performed on the part of such Investor under the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses as is appropriate to reflect the relative fault of the Company, on the one hand, and such Indemnified Party, on the other hand.

10.3. Conduct of Indemnification Proceedings. Any Indemnified Party entitled to indemnification or contribution hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification or contribution and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification or contribution hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation, (ii) does not require any admission of wrongdoing by any Indemnified Party, and (iii) does not obligate or require any Indemnified Party to take, or refrain from taking, any action. No indemnified party will, except with the consent of the indemnifying party, consent to entry of any judgment or enter into any settlement.

11. Miscellaneous.

11.1. Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investor, as applicable, provided, however, that the Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its equity in a transaction complying with applicable securities laws without the prior written consent of the Company, provided such assignee agrees in writing to be bound by the provisions hereof that apply to the Investor. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the ADSs are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “ADSs” shall be deemed to refer to the securities received by the Investor in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.2. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.3. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.4. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the next Business Day, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten (10) days’ advance written notice to the other party:

If to the Company:

Autolus Therapeutics plc

The MediaWorks

191 Wood Lane

London W12 7FP United Kingdom

Attention: Alex Driggs

Email: a.driggs@autolus.com

With a copy (which shall not constitute notice) to:

Cooley LLP

Reston Town Center

11951 Freedom Drive

14th Floor

Reston, Virginia 20190-5640

Attention: Christian Plaza

Email: cplaza@cooley.com

and

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ United Kingdom

Attention: Claire Keast-Butler

Email: ckeastbutler@cooley.com

If to the Investor:

BXLS V – Autobahn L.P.

101 Main Street, Suite 1210

Cambridge, MA 02142

U.S.A.

Attn: Robert Liptak, Senior Managing Director

Email: Robert.liptak@blackstone.com

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Richard A. Hoffman

Email: rhoffman@goodwinlaw.com.

11.5. Expenses. The parties hereto shall pay their own costs and expenses in connection herewith regardless of whether the transactions contemplated hereby are consummated; it being understood that each of the Company and the Investor has relied on the advice of its own respective counsel.

11.6. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor.

11.7. Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by either party hereto without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Investor shall allow the Company, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. The Company shall not include the name of the Investor in any press release or public announcement (which, for the avoidance of doubt, shall not include any filing with the SEC) without the prior written consent of the Investor, except as otherwise required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company shall allow the Investor, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. By 8:30 a.m. (New York City time) on the

Business Day immediately following the date this Agreement is executed, the Company shall issue a press release disclosing all material terms of transactions contemplated by this Agreement (the “Press Release”). No later than 5:30 p.m. (New York City time) on the fourth Business Day following the date this Agreement is executed, the Company will file a Report on Form 6-K (the “6-K Filing”) attaching the press release described in the foregoing sentence as well as copies of the Transaction Documents. Any time after the expiration or termination of this Agreement, the Company hereby agrees that promptly (and, in any event, not later than sixty (60) days) upon the reasonable request of the Investor, the Company shall issue a public press release or file with the SEC the appropriate disclosure containing any material non-public confidential information, if any, that has been disclosed to the Investor. Notwithstanding the foregoing, the Company shall not be obligated to issue any public press release or file with the SEC any filing or disclosure if (i) the Company’s board of directors determines that doing so would not be in the best interest of the Company and its shareholders or (ii) the material non-public confidential information disclosed, directly or indirectly, to the Investor was in relation to the Investor’s board appointment right. The Company will allow the Investor, to the extent reasonably practicable, reasonable time to comment on the 6-K Filing, or any other filing related to the Transaction Documents. In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq.

11.8. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

11.9. Entire Agreement. This Agreement, including the signature pages, and exhibits, constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

11.10. No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

11.11. Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

11.12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:	AUTOLUS THERAPEUTICS PLC

By:
Name: Christian Itin
Title: Chief Executive Officer

INVESTOR:	BXLS V – AUTOBAHN L.P.

By:
Name:
Title:

Contact Information:

Address: 101 Main Street, Suite 1210 Cambridge, MA 02142 U.S.A. Fax: NONE Email: Robert.liptak@blackstone.com

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT

[Circulated Separately]

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EXHIBIT B

INVESTOR QUESTIONNAIRE

(ALL INFORMATION WILL BE TREATED CONFIDENTIALLY)

To: Autolus Therapeutics plc

This Investor Questionnaire (the “Questionnaire”) must be completed by each potential investor in connection with the offer and sale of American Depositary Shares (“ADSs”), each representing one ordinary shares of nominal value $0.000042 each (“Ordinary Shares”) in the capital of Autolus Therapeutics plc, a company incorporated under the laws of England and Wales (the “Company”). The ADSs are being offered and sold by the Company without registration under the Securities Act of 1933, as amended (the “Act”), and the securities laws of certain states, in reliance on Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws. The Company must determine that a potential investor meets certain suitability requirements before offering or selling ADSs to such investor. The purpose of this Questionnaire is to assure the Company that each investor will meet the applicable suitability requirements. The information supplied by you will be used in determining whether you meet such criteria, and reliance upon the private offering exemptions from registration is based in part on the information herein supplied.

This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy any security. Your answers will be kept strictly confidential. However, by signing this Questionnaire, you will be authorizing the Company to provide a completed copy of this Questionnaire to such parties as the Company deems appropriate in order to ensure that the offer and sale of the ADSs will not result in a violation of the Act or the securities laws of any state and that you otherwise satisfy the suitability standards applicable to purchasers of the ADSs. Please answer all applicable questions and complete, date and sign this Questionnaire. Please print or type your responses and attach additional sheets of paper if necessary to complete your answers to any item.

PART A.    BACKGROUND INFORMATION

Name of Beneficial Owner of the ADSs:    ________________________________________________________________________

Business Address:    __________________________________________________________________________________________

(Number and Street)

____________________________________________________________________________________________________________

(City)                                                     (State)                                                                   (Zip Code)

Telephone Number: (___)     ____________________________________________________________________________________

If a corporation, partnership, limited liability company, trust or other entity:

Type of entity:    _____________________________________________________________________________________________

State of formation:______________________

Approximate Date of formation: ____________________

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Were you formed for the purpose of investing in the securities being offered?

Yes ____    No ____

If an individual:

Residence Address:    _________________________________________________________________________________________

                             (Number and Street)

___________________________________________________________________________________________________________

(City)                                                         (State)                                                                           (Zip Code)

Telephone Number: (___)     ____________________________________________________________________________________

Age: __________    Citizenship: ____________ Where registered to vote: _______________

Set forth in the space provided below the state(s), if any, in the United States in which you maintained your residence during the past two years and the dates during which you resided in each state:

Are you a director or executive officer of the Company?

Yes ____    No ____

Social Security or Taxpayer Identification No.    _____________________________________________________________________

PART B.    ACCREDITED INVESTOR QUESTIONNAIRE

In order for the Company to offer and sell the ADSs in conformance with state and federal securities laws, the following information must be obtained regarding your investor status. Please initial each category applicable to you as a purchaser of ADSs of the Company.

__(1)

A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

__(2)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

__(3)	An insurance company as defined in Section 2(13) of the Act;

4

__(4)	An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

__(5)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

__(6)

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

__(7)

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

__(8)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

__(9)

An organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the ADSs, with total assets in excess of $5,000,000;

__(10)

A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the ADSs, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

__(11)	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000;

__(12)

A natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with that person’s spouse in excess of $300,000, in each of those years, and has a reasonable expectation of reaching the same income level in the current year;

__(13)	An executive officer or director of the Company;

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__(14)

An entity in which all of the equity owners qualify under any of the above subparagraphs. If the undersigned belongs to this investor category only, list the equity owners of the undersigned, and the investor category which each such equity owner satisfies.

A.	FOR EXECUTION BY AN INDIVIDUAL:

By
Date
Print Name:

B.	FOR EXECUTION BY AN ENTITY:

Entity Name:

By
Date
Print Name:
Title:

C.	ADDITIONAL SIGNATURES (if required by partnership, corporation or trust document):

Entity Name:

By
Date
Print Name:
Title:

Entity Name:

By
Date
Print Name:
Title:

6